UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and 10-KSB     [ ] Form 20-F       [ ] Form 11-K
[X] Form 10-Q and 10-QSB     [ ] Form N-SAR

For Period Ended:     June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:    INTERCELL CORPORATION

Address of Principal Executive Office (Street and Number):

     370 Seventeenth Street, Suite 3580
     Denver, Colorado 80202

PART II - RULES  12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has not yet completed all requisites necessary to file a complete June 30, 2000 Quarterly Report on Form 10-QSB, and the inability to file the report timely could not be eliminated without unreasonable effort or expense. The Quarterly Report on Form 10-QSB will be filed no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification:

Paul H. Metzinger
Intercell Corporation
(303) 592-1010

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).          [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              INTERCELL CORPORATION
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 10, 2000           By:  /s/ Paul H. Metzinger
                                 --------------------------
                                 Paul H. Metzinger, President, Chief
                                   Executive Officer and Chief
                                   Financial Officer